Exhibit 99.4

Indemnification Agreement

dated as of [day] [month] [year]

by and between

Auris Medical Holding AG	(the Company)

Bahnhofstrasse 21, 6300 Zug, Switzerland

and

[name] [last name]	(the Indemnitee)

[address]

regarding

Indemnification

Preamble

A.	The Company is a corporation (Aktiengesellschaft) organized under the laws of Switzerland, having its registered seat in the Canton of Zug, Switzerland; the Company’s shares are listed on the NASDAQ Global Market, USA.

B.	The Indemnitee is a member of the board of directors and/or a member of the management team of the Company.

C.	The Company desires to attract and retain the services of highly qualified individuals such as the Indemnitee to serve the Company and companies directly or indirectly controlled by it or under common control with it (each, an Affiliate and collectively, the Affiliates).

D.	The Company and the Indemnitee recognize the substantial increase in corporate litigation in general, subjecting individuals such as the Indemnitee to expensive litigation risks.

E.	It is reasonable, prudent and necessary for the Company to contractually indemnify the Indemnitee to the fullest extent permitted by applicable law in accordance with, and subject to the terms of, this indemnification agreement (the Agreement).

Now, therefore, the Company and the Indemnitee (each, a Party and collectively, the Parties) agree as follows:

1.	Qualified Position of Indemnitee

As further described herein, the Agreement serves, inter alia, to cover Expenses and Payments (each, as defined below) that may arise out of the performance of the Indemnitee’s function

(a)	as a member of the board of director, employee or agent of the Company; and/or

(b)	as a member of the board of director, employee or agent of any Affiliate; and/or

(c)	as a consultant, agent, affiliate or employee of the Company or any Affiliate for which the Indemnitee conducts or conducted business at the request of the Company or any Affiliate, and for which actions or omissions the Indemnitee may be held liable, pursuant to applicable law, as a de facto corporate body (faktisches Organ), shadow director and the like; and/or

(d)	as a member of the board of director, consultant, agent, affiliate, employee or participant of another corporation, partnership, trust or other enterprise for which the Indemnitee conducts or conducted business at the request of the Company or any Affiliate, and for which actions or omissions the Indemnitee may be held liable pursuant to applicable law

(any of these positions set out under Section 1(a) through 1(d) above, a Qualified Position).

2.	Indemnification Right

2.1.	Qualified Claim

To the extent permitted pursuant to Swiss and other applicable laws and subject to the limitations set out in Section 3 and Section 4, the Company hereby agrees to indemnify the Indemnitee for, and to hold the Indemnitee harmless from, any Expenses and Payments (each, as defined below) that are arising out of, or have incurred in connection with, claims raised or threatened by third parties (whether private parties or governmental, regulatory authorities or other authorities) for any actions and/or omissions that have occurred on, before or after the date of the Agreement, against the Indemnitee as a result of the Indemnitee holding or having held a Qualified Position (any such claims, a Claim).

Expenses shall be broadly construed and shall include all reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, telephone charges, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in an administrative, regulatory or litigation proceeding, action or investigation, whether civil, criminal, administrative or other (the Proceeding), or responding to, or objection to a request to provide discovery in any Proceeding. Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for and other costs relating to any cost bond or other appeal bond or its equivalent. Payments shall include any judgments, fines, penalties or amounts paid in settlement.

2.2.	Indemnification Proceeding

Should the Indemnitee become aware of any Claim or Proceeding or any other claim, action which may give rise to any entitlements under the Agreement, the Indemnitee shall

(a)	as promptly as practicable (but in no event later than 45 calendar days of becoming so aware), notify the Company in writing of the existence of such a Claim, giving reasonable details relating to the Claim, including the person(s) making (or threatening to make) the respective Claim, the circumstances leading to such a Claim, the cause of action for the aim and the possible costs associated with the Claim;

(b)	give to the Company and its professional advisers upon the Company’s request information and access to premises, documents and records as the Company may reasonably request, unless such access would result in a loss of privilege or where the Indemnitee is prevented by law from providing such access. In this connection, the Company shall be entitled to require the Indemnitee to take such actions and provide such information and assistance as the Company in its sole discretion deems necessary to avoid, mitigate, settle or defend the Claim;

(c)	allow the Company upon its request to assume the defense of any Claim and take such actions as the Company may deem appropriate. The Indemnitee shall assist the Company as the Company may reasonably require in the conduct of such actions (unless such action could be adverse to the Indemnitee’s personal interests);

(d)	make no admission of liability or enter into settlement discussions with any person in relation to any Claim without the prior written consent of the Company (which shall not be unreasonably withheld);

(e)	take all necessary actions as instructed by the Company to comply with the terms of any D&O Insurance (as define below).

The Company or the relevant Affiliate designated by the Company shall be entitled to settle any Claim but shall not do so before notifying the Indemnitee of its intention and consulting with the Indemnitee as to the terms of the proposed settlement. The Company shall not settle any Claim where the terms of the settlement would impose any Expense or Payment on the Indemnitee without the Indemnitee’s prior written consent. The Indemnitee and the Company shall take all actions as may be necessary or advisable to effect such a settlement.

Any Expenses and Payments falling under the scope of Section 2.1 shall be paid within 30 calendar days by the Company (or by an Affiliate designated by the Company to the extent permitted by Swiss or other applicable laws) upon the Indemnitee’s written request, after having provided reasonable documentation evidencing the Claim, and shall not be refundable except as set out in Section 3.

Notwithstanding any provision of the Agreement to the contrary, and subject to reimbursement pursuant to Section 3, the Company shall advance any Expenses actually and reasonably incurred by the Indemnitee in connection with any Claim within 30 calendar days after the receipt by the Company of each statement requesting such advance from time to time and reasonable documentation evidencing the respective Expenses and Payments, whether prior to or after final disposition of any Claim. Advances shall be unsecured and interest free.

In making any determination as to Indemnitee's entitlement to indemnification under Section 2, the Indemnitee shall be entitled to a presumption that he or she is entitled to such if the Indemnitee has submitted a request for indemnification in accordance with Section 2.2(a), and the Company shall have the burden of proof in making of any determination contrary to such presumption.

2.3.	Indemnity in Proceedings by or in the Name of the Company

The Indemnitee shall also be entitled to the rights provided in Section 2 if he or she was or is a party or is threatened to be made a party to any Proceeding brought by or in the name of the Company to procure a judgment in its favor by reason of the fact that the Indemnitee holds or held a Qualified Position.

3.	Exceptions

The entitlement to indemnification under Section 2 shall not apply, and any prepaid Expenses and Payments shall be reimbursed by the Indemnitee to the Company or the relevant Affiliate, if:

(a)	a competent court holds, and such ruling being final or enforceable, the Indemnitee to be liable and concludes that the relevant actions or omissions giving rise to the Claim constitute an intentional or grossly negligent breach of the Indemnitee’s statutory duties under applicable law;

(b)	absent a judgement by a competent court as set forth under Section 3(a), it is prima facie apparent, as that the relevant actions or omissions giving rise to the Claim constitute an intentional or grossly negligence breach of the Indemnitee’s statutory duties under applicable law.

(c)	A majority vote of the board of directors of the Company who are not and were not party to the Claim in respect of which indemnification is sought by the Indemnitee (the Disinterested Directors) shall determine whether it is prima facie apparent – pursuant to Section 3(b) – that the relevant actions or omissions giving rise to the Claim, constitute an intentional or grossly negligent breach of the statutory duties of the Indemnitee. If there are not at least 3 Disinterested Directors, the matter shall be referred to a partner of a reputed Swiss law firm (appointed by the Company) who has not been involved in any respect in such matter and who has not advised the Company or any party involved in the Claim.

4.	D&O Insurance

The Company will arrange for customary directors' and officers' liability insurance (D&O Insurance) covering the actions and omissions of the Indemnitee in or incidental to the performance of the Indemnitee function(s) for the Company or any Affiliate. The costs for such D&O Insurance will be borne by the Company. The Indemnitee will, as and when such insurance is procured, be informed of the scope of the respective insurance coverage.

If the Company receives notice from any source of a Claim as to which the Indemnitee is a party or a participant (as a witness or otherwise), it shall give prompt notice of any proceedings to the insurers in accordance with the procedures set forth in the respective D&O Insurance. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies.

Any of the Indemnitee’s rights and entitlements to be indemnified and hold harmless in accordance with the Agreement apply if and to the extent no or only partial coverage is available under any D&O Insurance policy (the No/Partial Coverage Event). A No/Partial Coverage Event shall be is deemed to have occurred if and when (i) it is prima facie apparent that the D&O Insurance provides no or only partial coverages (which shall be determined as set forth in Section 3(c)); or (ii) the insurer has notified the Company or the Affiliate in writing within 30 calendar days following filing of the necessary documentation with the respective insurer that no or only partial coverage exists; or (iii) the relevant insurer failed to confirm within 60 calendar days following filing of the necessary documentation with the respective insurer whether or not any coverage exists. If the Indemnitee is entitled under any D&O Insurance for some or a portion of any Expenses or Payments as a result of a Claim but not for all of the total amount thereof, the Company shall nevertheless indemnify the Indemnitee for the portion thereof to which Indemnitee is entitled in accordance with this Agreement.

The Company shall indemnify the Indemnitee for Expenses incurred by Indemnitee in connection with any successful claim brought by Indemnitee for recovery under any D&O Insurance and shall advance any Expenses actually and reasonably incurred by the Indemnitee in connection with such claim.

5.	Subrogation

In the event of any payment under the Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

6.	Other Rights to Indemnification

The Indemnitee’s rights provided by the Agreement shall not be deemed exclusive of any other rights to which the Indemnitee may now or in the future be entitled under any provision of the articles of association of the Company or an Affiliate, vote of the Company’s shareholders and/or board of directors, provision of law (including, but not limited to, article 402 and/or article 327a of the Swiss Code of Obligations), agreement or otherwise.

7.	Waiver of Liability Claim

To the extent permitted under Swiss and other applicable laws, the Company waives, and undertakes to cause its Affiliates to waive, any claims it may have against the Indemnitee for loss, damage or costs however caused to the Company or any Affiliates arising out of or in connection with the performance of the Indemnitee’s functions for the Company or an Affiliate in a Qualified Position, unless such loss, damage or cost has been caused by actions or omissions which, as determined by a competent court or as would be prima facie apparent, constitute an intentional or grossly negligent breach of the Indemnitee’s statutory duties.

8.	Miscellaneous

8.1.	Continuation of Indemnity

All agreements and obligations of the Company contained in the Agreement shall continue during the period the Indemnitee holds a Qualified Position and shall continue thereafter so long as Indemnitee may be subject to any possible Proceeding by reason of the fact that Indemnitee held a Qualified Position.

8.2.	Successors; Binding Agreement

The Agreement shall be binding on and shall inure to the benefit of and be enforceable by the Company’s successors and assigns and by the Indemnitee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. The Company shall require any successor or assignee (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of the Company, by written agreement in form and substance reasonably satisfactory to the Company and to the Indemnitee, expressly to assume and agree to perform the Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession or assignment had taken place.

8.3.	Severability

To the extent any undertakings of the Agreement are or become illegal, invalid or unenforceable under applicable law (i) the remaining provisions of the Agreement shall not be affected by such provisions of the Agreement shall not be affected by such illegality, invalidity or lack of enforceability and (ii) the illegal, invalid or unenforceable provisions shall be construed in a manner that to the fullest extent possible gives effect to the commercial intentions of the Parties as set out herein.

8.4.	Amendments and Waiver

No amendment, modification, termination or cancellation of the Agreement will be effective unless it is in writing signed by both Parties. No waiver of any of the provisions of the Agreement will be deemed to be or will constitute a waiver of any other provisions hereof (whether or not similar), nor will such waiver constitute a continuing waiver.

8.5.	Legal Fees and Expenses

Without limiting the generality or effect of any other provision under the Agreement, if it should appear to the Indemnitee that the Company has failed to comply with any of its obligations under the Agreement or in the event that the Company or any other person takes or threatens to take any action to declare the Agreement void or unenforceable or institutes any litigation or other action or proceeding designed to deny, or to recover from, Indemnitee the benefits provided or intended to be provided to Indemnitee hereunder, the Company irrevocably authorizes Indemnitee from time to time to retain counsel of Indemnitee's choice, at the expense of the Company as hereafter provided, to advise and represent Indemnitee in connection with any such interpretation, enforcement or defense, including the initiation or defense of any litigation or other legal action, whether by or against the Company or any director, officer, stockholder or other person affiliated with the Company, in any jurisdiction. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to Indemnitee's entering into an attorney-client relationship with such counsel, and in that connection the Company and Indemnitee agree that a confidential relationship shall exist between Indemnitee and such counsel. Without respect to whether Indemnitee prevails, in whole or in part, in connection with any of the foregoing, the Company will pay and be solely financially responsible for any and all attorneys' and related fees and expenses incurred by Indemnitee in connection with any of the foregoing.

8.6.	Governing Law and Jurisdiction

The Agreement shall be construed in accordance with and governed by Swiss law (without giving effect to the principles of conflicts of law).

Any dispute, controversy or claim arising out of or in connection with the Agreement, including the validity, invalidity, breach or termination thereof, shall be exclusively submitted to and determined by the ordinary courts of the city of Zug, Switzerland.

8.7.	Execution

The Parties have duly executed the Agreement in two originals, each Party receiving one original.

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Signatures

Auris Medical Holding AG

Place, date	By: [name] [last name]
Title: [function or title]

Place, date	By: [name] [last name]
Title: [function or title]

[name and last name of Indemnitee]

Place, date	By: [name] [last name]
Title: [function or title]